

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2022

Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Room 601, 1 Shui'an South Street
Chaoyang District, Beijing, 100012
People's Republic of China

> **Re: Recon Technology, Ltd**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed March 11, 2022**
> **File No. 333-257806**

Dear Ms. Jia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-3

Cover Page

1. We note the disclosure that you are a Cayman Islands holding company with operations conducted by your subsidiaries established in the People's Republic of China and in Hong Kong, and by your contractual arrangements with variable interest entities, or "VIEs," and the VIEs' subsidiaries located in China. Please revise to disclose prominently on the prospectus cover page that you are not a Chinese operating company.

2. We note that you have revised your disclosures at pages 7 and 13 to define and identify the "WFOE." As requested in prior comment 1, please similarly revise your cover page

disclosure to define and identify the "WFOE." Please also identify, on your cover page, the subsidiaries referred to as "our subsidiaries," here and elsewhere in your filing.

3.   We note your response to prior comment 2 and reissue it in part. Please revise to disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Also revise your cover page to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus would reduce the time before your securities may be prohibited from trading or delisted. Please also provide specific cross-references to your risks factor discussing the Holding Companies Accountable Act and Accelerating Holding Companies Accountable Act.

4.   We note your description of how cash is transferred through your organization on the cover page. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

5.   Revise the cover page and throughout to update disclosures related to your recent share prices.

Our Corporate Structure, page 7

6.   You include a diagram of your corporate structure on page 7. To ensure balanced disclosure in your organizational diagram, when describing a VIE relationship in this diagram, please only use dashed lines without arrows.

Prospectus Summary, page 7

7.   We note your disclosure in the first paragraph on page 4 having reference to contractual arrangements between you and your subsidiaries, collectively, and six PRC companies that you identify as the Domestic Companies. However, you identify only one subsidiary, i.e. Recon-BJ, while using the plural form; and among the Domestic Companies you include Recon-HK and Recon-JN, which no longer exist according to disclosures in the fifth paragraph on the same page, and you include Recon-IN, which is identified as a subsidiary between you and Recon-BJ in your organization chart on page 7, rather than an entity which whom you are engaged by contract.

Please revise this disclosure as necessary to more clearly distinguish between you and your subsidiaries, and the PRC entities which whom you are engaged by contract, also to clarify whether the contractual arrangements being referenced include FGS, or if the relationship with this entity exits only with the VIEs. Given your disclosure on page 6, stating that the Domestic Companies collectively own 51% interest of FGS, also revise this disclosure to specify the particular entities involved and the level of their ownership interests, since you identify FGS as one of the domestic companies in the disclosure on page 4.

8. We note that you have undertaken various stock offerings with warrants denominated in US Dollars in order to fund operations of the VIEs. Please expand your disclosure to describe the economic risks associated with the RMB denominated intercompany receivables from the Hong Kong/PRC based entities, with regard to the effect of changes in the US Dollar/RMB exchange rates, and tell us how you considered the guidance in FASB ASC 830-10-45-4 and 5 in designating the RMB as your functional currency.

9. We note that in response to prior comment 4 you have revised certain disclosures to clarify that Recon-BJ is entitled to 90% of the expected profits of the VIEs in exchange for providing exclusive technical consulting services to the VIEs, although you also disclose that Recon-BJ, BHD, and Nanjing Recon have deferred their respective service fees because they have reported losses. You state that Recon-BJ also bears all the economic risk of losses.

   As the agreements pertaining to the technical consulting services filed as Exhibits 4.4 and 4.7 do not appear to prescribe fees in the event of losses, please clarify how the disclosure in the fifth paragraph under the organization chart on page 7, stating that "Recon-BJ continues to accrue the payment obligations arising from the service fees" is consistent with the service fee provisions and the absence of revenues for the non-VIE subsidiaries in your tabulations on page 7. Also tell us which specific contractual provision supports your disclosure that Recon-BJ bears all the economic risk of losses, in your assessment.

10. We note your response to prior comment 3 and reissue it in part. We are unable to locate certain revised disclosures. Please expand your narrative disclosure in this section to describe the nature of any assets, operations and cash flows that exist or which occur outside of the VIEs.

11. Disclose in this section that your company may incur substantial costs to enforce the terms of your VIE arrangements, and that the company may face challenges enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

12. We note the following disclosures in your risk factor summary:

    • "Rules and regulations in China can change quickly with little or no advance notice and their interpretation and the implementation involve uncertainty."
    • "The Chinese government may intervene or influence our operations at any time."
    • "Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment and/or operations in China-based issuers could significantly change our operations, limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless."

    Please provide a cross-reference to the specific, detailed discussions of these risks elsewhere in your prospectus.

13. We note your response to prior comment 2 and the disclosure on page 7 that trading in

your securities may be prohibited under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Please also disclose in your prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Selected Condensed Consolidated Balance Sheets, page 8

14.   We note that your tabulations on page 8 indicate that you have transferred proceeds from financing transactions to the Hong Kong and PRC based subsidiaries, which as of June 30, 2021, are reflected in an inter-company receivable of RMB 148,497,648.

Please expand your disclosure to describe your prospects for recovery or repayment in the foreseeable future, the mechanism, if any, by which this could occur under existing PRC laws, and your expectations, in terms of both magnitude and duration, of an ongoing need to fund VIE operating losses.

Risk Factors, page 12

15.   We note your references to PRC counsel, JingTian & GongCheng LLP, in this section. Please include counsel's consent to being named in the registration statement.

16.   We note your response to prior comment 6, to include your added risk factor disclosure that, "On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act." Please update your disclosure on the same page stating, "[T]he PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC's approval and it remains when the SEC will complete its rulemaking and when such rules will become effective."

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, page 13

17.   Please update your disclosures in this section and elsewhere in your filing to reflect that the Cyberspace Administration of China issued the New Measures for Cybersecurity Review ("New Measures") on January 4, 2022; that the New Measures amends the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021; and that the New Measures came into effect on February 15, 2022. Generally, please ensure that your discussion of PRC laws, rules and regulations is current.

General

18.   Please update your filing as necessary to adhere to Item 8.A.5 of Form 20-F, concerning the need to provide interim financial statements.

19.   We note that your response to prior comment 7 indicates that you have filed the Amended and Restated Exclusive Technical Consulting and Service Agreement between Recon

HengDa Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd. as an exhibit; however, we are not able to locate it. In this regard, we note that this agreement is identified as Exhibit 4.7 in your exhibit index; however, Exhibit 4.7 is the same agreement as is filed at Exhibit 4.4, as between Recon HengDa Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Ltd. Please revise or advise.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony W. Basch